

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 27, 2010

Via Facsimile and U.S. Mail

Mr. Raul S. McQuivey
Chief Executive Officer
Sutron Corporation
22400 Davis Drive
Sterling, VA   20164

> **Re: Sutron Corporation**
> **Form 10-K for year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-12227**

Dear Mr. McQuivey:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Consolidated Statements of Cash Flows, page 30</u>

1.   We note the tax benefit from stock options exercised recognized as a cash flow from financing activities that was recorded as part of the restatement of the 2008, 2007 and 2006 financial statements. Please tell us where the corresponding cash outflow from operating activities is recorded in accordance with paragraph 230-10-45-17(c) of the FASB Accounting Standards Codification.

<u>Note 3 – Restatement of Previously Issued Consolidated Financial Statements, page 36</u>

2.   We note the details of the accounting adjustments as well as the previously reported and restated financial statement accounts included within this note. We further note that the adjustment amounts for income tax expense do not reconcile to the amounts disclosed in the Item 4.02 Form 8-K/A filed April 14, 2010 to correct the misstatements. For example, the estimated increase in income tax expense for 2006 is $504,000 but the adjustment amount posted in the Form 10-K was $458,000. Please reconcile the differences between such adjustment amounts and the estimated increase for each year presented.

3.   We note you recorded adjustments to prepaid items and other assets of $(135,902) in 2006 and other accrued expenses of $(94,000) in 2007 for the correction of errors that were previously deemed immaterial. Please tell us in more detail what the nature of these adjustments relate to, whether they are gross or net adjustments and how you determined that the adjustments were immaterial.

<u>Note 15. Stock Options, page 42</u>

4.   In future filings please provide all the disclosures required by paragraph 718-10-50-2 of the FASB Accounting Standards Codification.

<u>Exhibits 31.1 and 31.2</u>

5.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note your use of the term small business issuer. The required certifications must be in the exact form prescribed. Please revise future filings to include certifications that conform to the <u>exact</u> wording required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant